TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
EXHIBIT 99.9
News Releasee
Communiqué de Pressee
Exploration Success & New Development in Thailand
Paris, November 14, 2008 - Total announces today that three successful exploration wells have been drilled in Thailand and that a new phase of development of the Bongkot North Field has been launched.
Three exploration wells, Ton Sak 7, Ton Sak 8 and Ton Son 2, have been drilled on the Bongkot offshore concession in the Gulf of Thailand, all of which discovered commercial quantities of gas and condensates.
Two of these discoveries, Ton Sak 7 and Ton Sak 8 have been sanctioned for development. The Greater Bongkot North field currently produces around 600 million cubic feet per day of gas and 20,000 barrels per day of condensates from 20 wellhead platforms and a central complex. Two additional wellhead platforms are currently being constructed and should go into production in 2009. The newly sanctioned phase will add a further 3 wellhead platforms, bringing the total number to 25.
This new phase of development will enter into production in 2010 and extend the plateau well into the next decade. The third discovery, Ton Son 2, will be included in a subsequent development phase.
Bongkot has been in production since 1993, it is operated by PTT Exploration and Production Plc. (PTTEP), with 44.45% interest. The remaining stakes are owned by Total (33.33%) and BG Asia Pacific Pte. Limited (22.22%).
Total’s upstream in Thailand
The Group’s primary asset in Thailand is the Bongkot gas and condensates field (33.33%) where its share of production reached 41,000 barrels of oil equivalent per day in 2007.
Total is also active in power and cogeneration in Thailand and owns 28 % of Easter Power and Electric Company Ltd (EPEC) which has been operating the combined cycle gas power plant of Bang Bo, with a capacity of 350 MW, since 2003.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Exploration & Production in the Asia-Pacific Region
At 252,000 barrels of oil equivalent per day, the Asia-Pacific region accounted for 11% of the Group’s total production in 2007. Total is primarily active in Indonesia, where it has operated the Mahakam block with partner Inpex since 1970 and is one of the country’s leading producers of liquefied natural gas.
The Group recently strengthened and diversified its acreage by taking new permits in Australia, Indonesia, Bangladesh, Vietnam and Malaysia. It also acquired a 24% stake in Australia’s Ichthys LNG project, in partnership with Inpex, and signed a contract with China National Petroleum Corporation to appraise, develop and produce natural gas resources in the South Sulige block in China.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com